--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                    CUNNINGHAM GRAPHICS INTERNATIONAL, INC.
                           (Name of Subject Company)

                    CUNNINGHAM GRAPHICS INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                            ------------------------

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   231157108
                     (CUSIP Number of Class of Securities)

                            ------------------------

                             MICHAEL R. CUNNINGHAM
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                    CUNNINGHAM GRAPHICS INTERNATIONAL, INC.
                                 100 BURMA ROAD
                         JERSEY CITY, NEW JERSEY 07305
                                 (201) 217-1990
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of Person(s) Filing Statement)

                            ------------------------

                                WITH A COPY TO:

                           DANIEL S. STERNBERG, ESQ.
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                               ONE LIBERTY PLAZA
                               NEW YORK, NY 10006
                                 (212) 225-2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Solicitation/Recommendation Statement on Schedule 14D-9 (the
"SCHEDULE 14D-9") of Cunningham Graphics International, Inc., a New Jersey corporation (the "COMPANY"), relates to the offer by FIS Acquisition Corp., a New Jersey corporation and a wholly owned subsidiary of Automatic Data Processing, Inc., a Delaware corporation, to purchase all outstanding shares of the common stock of the Company, without par value, for a purchase price of $22.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2000, and in the related Letter of Transmittal. This Schedule 14D-9 is being filed on behalf of the Company.

ITEM 1. SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company is Cunningham Graphics
International, Inc., a New Jersey corporation, and the address of the principal executive offices of the Company is 100 Burma Road, Jersey City, New Jersey 07305, Telephone: (201) 217-1990.

    (b) The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock, without par value, of the Company (the "COMMON STOCK"). As of April 28, 2000, there were 5,757,606 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) The filing person is the subject company.

    (d) This Schedule 14D-9 relates to the tender offer disclosed in a Tender Offer Statement on Schedule TO dated May 11, 2000 (the "SCHEDULE TO") of Automatic Data Processing, Inc., a Delaware corporation ("PARENT"), and its wholly owned subsidiary, FIS Acquisition Corp., a New Jersey corporation ("PURCHASER"), to purchase all of the outstanding shares of Common Stock (the "SHARES") at a price of $22.00 per Share (the "OFFER PRICE"), net to the Seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2000 (the "OFFER TO PURCHASE") and the related Letter of Transmittal and any supplement thereto (which together constitute the "OFFER"). A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit 1 and Exhibit 2 hereto, respectively, and each is incorporated herein by reference.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 2, 2000 (the "MERGER AGREEMENT"), among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser shall be merged (the "MERGER") with and into the Company, and the Company shall continue as the surviving corporation (the "SURVIVING CORPORATION"). The Merger Agreement further provides that those Shares that are not acquired in the Offer shall be converted in the Merger into the right to receive $22.00 per Share in cash (the "MERGER CONSIDERATION").

    According to the Schedule TO, the address of the principal executive offices of Parent are located at One ADP Boulevard, Roseland, New Jersey 07068 and the principal executive offices of Purchaser are located at the same address.

    Certain information concerning the Offer and the Merger is available at the Company's website located at http://www.cgii.net.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contracts, agreements, arrangements or understandings between the Company and its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Schedule 14f-1 (the "INFORMATION STATEMENT") which is attached as Annex B hereto and is incorporated herein by reference. Except as described herein (including in the

Exhibits hereto and in Annex B hereto) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser or Purchaser's executive officers, directors or affiliates.

    THE MERGER AGREEMENT. The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "COMMISSION") as an exhibit to the Schedule TO and a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 3 hereto and is incorporated herein by reference.

    INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION. Certain members of the Company's Board of Directors (the "BOARD") and management may be deemed to have certain interests in the Offer and the Merger that are in addition to their interest as shareholders of the Company generally. The Board was aware of and discussed these interests in connection with its consideration and approval of the Merger Agreement. In considering the recommendation of the Board with respect to the Offer and the Merger, the shareholders should be aware of these interests which may present actual or potential conflicts of interest.

    EMPLOYMENT AGREEMENTS. The summary of the Employment Agreements contained in the Offer to Purchase, which has been filed with the Commission as an exhibit to the Schedule TO and a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Employment Agreements. Copies of the Employment Agreements have been filed as Exhibits 8, 9, 10, 11, 12, 13 and 14 hereto and are incorporated herein by reference.

    OPTIONS. Pursuant to the Merger Agreement and by virtue of the Merger, each option or right to acquire Shares granted under any stock option or similar plan of the Company or under any agreement to which the Company or any subsidiary is a party (other than stock purchase rights under the Company's Employee Stock Purchase Plan), whether or not then exercisable or vested, will be canceled and converted into the right to receive an amount in cash, without interest, equal to the excess, if any, of the Merger Consideration over the per Share exercise or purchase price of such option or similar right. Holders of such options include executive officers and directors of the Company.

    INDEMNIFICATION. Pursuant to the Merger Agreement, Parent and Purchaser agree that (i) all rights to indemnification existing in favor of the present or former directors, officers and employees (or any person who served at the Company's or any of its subsidiaries' request as an officer, director or agent) of the Company or any of its subsidiaries (or any other entity or enterprise, such as a partnership, joint venture, trust or employee benefit plan) as provided in the Company's Certificate of Incorporation or Bylaws, or the articles of organization, bylaws or similar documents of any of the Company's subsidiaries or other entity or enterprise and the indemnification agreements, if any, with such person or persons as of the date of the Merger Agreement with respect to matters occurring prior to the effective time of the Merger (the "EFFECTIVE TIME"), will survive the Merger and continue in full force and effect without modification (other than modifications that would enlarge the indemnification rights) for a period of not less than the statute of limitations applicable to such matters, and (ii) Parent will, and after the Effective Time will cause the Surviving Corporation to, comply fully with its obligations as described in this sentence. The Merger Agreement also provides that the Company shall, and after the Effective Time Parent and the Surviving Corporation shall, indemnify, defend and hold harmless, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, individuals who as of the date of the Merger Agreement were directors, officers or employees of the Company or otherwise entitled to indemnification under the Certificate of Incorporation, By-Laws or indemnification agreements (collectively, the "INDEMNIFIED PARTIES") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in any settlement entered into with the consent of Parent (which consent shall not be unreasonably withheld) in connection with any claim, action, suit, proceeding or investigation, including without limitation, liabilities arising out of the Merger Agreement and the transactions contemplated thereby, to the extent that it was based on the fact that such Indemnified Party is or was a director, officer or employee of the Company and arising out of actual or alleged actions or omissions occurring at or prior to the Effective Time. Parent has also agreed to maintain in effect, or to cause the Surviving Corporation to maintain in effect, for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to the Effective Time, policies of directors' and officers' liability insurance and fiduciary liability insurance covering the persons described in the first sentence of this paragraph and providing substantially similar coverage as is provided for the persons who are covered by the Company's existing policies; provided, however, that Parent will not be required in order to maintain such policies to pay an annual premium in excess of 200% of the aggregate annual amounts currently paid by the Company to maintain its existing policies; and provided further that, if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of 200% of such amount, the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 200% of such amount.

    VOTING AND TENDER AGREEMENT. The summary of the Voting and Tender Agreement contained in the Offer to Purchase, which has been filed with the Commission as an exhibit to the Schedule TO and a copy of which is enclosed with this
Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Voting and Tender Agreement. A copy of the Voting and Tender Agreement has been filed as Exhibit 4 hereto and is incorporated herein by reference.

    CONFIDENTIALITY AGREEMENT. The summary of the Confidentiality Agreement contained in the Offer to Purchase, which has been filed with the Commission as an exhibit to the Schedule TO and a copy of which is enclosed with this
Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Confidentiality Agreement. A copy of the Confidentiality Agreement has been filed as Exhibit 5 hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

    THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    A letter to the Company's shareholders communicating the Board's recommendations and the press release announcing the Merger Agreement and related transactions are filed as Exhibits 6 and 7 hereto, respectively, and are incorporated herein by reference.

    (b)(i) BACKGROUND OF THE OFFER; CONTACTS WITH PARENT

    As part of their ongoing efforts to develop the business of the Company, the Company's senior management and the Board have from time to time considered various strategic transactions, including acquisitions by the Company and a sale by the Company of additional equity securities. In May 1999 the Company held preliminary discussions with another public company in the printing industry (the "INDUSTRY BIDDER") regarding a possible acquisition of the Company. These discussions were initiated by the Industry Bidder and were terminated in June 1999 without any agreement being reached between the parties. Between July and September 1999, the Company considered a public offering of equity securities but abandoned this transaction due to unfavorable market conditions. In November 1999, the Board determined to explore more systematically, as one of the strategic alternatives available to the Company, a possible sale of the Company.

    To assist the Board in this process the Company retained Prudential Securities Incorporated ("PRUDENTIAL SECURITIES") to serve as its financial advisor and in November 1999, the Board instructed Prudential Securities to initiate a process to explore the sale of the entire equity interest in the Company. After evaluating with senior management of the Company the likely interest of various strategic and financial buyers in such a transaction, Prudential Securities initially contacted approximately 22 parties. Those parties who indicated a general interest in pursuing a transaction were asked to enter into a confidentiality agreement with the Company. Although Parent was not initially identified as a potentially interested party, in early January 2000 a representative of Parent and Michael R. Cunningham, the President and Chief Executive Officer of the Company, met to discuss possible joint business opportunities. As a result of this meeting, Mr. Cunningham believed that Parent might be interested in considering an acquisition of the Company and thereafter directed Prudential Securities to include Parent in the auction process.

    Between November 1999 and January 2000 a total of eleven parties, including a wholly owned subsidiary of Parent, having executed confidentiality agreements, were sent information concerning the Company and were asked to submit non-binding and preliminary indications of the level of their interest. In January 2000 three of these parties, including Parent and the Industry Bidder, communicated indications of interest and the remainder indicated that they had no further interest in the Company. One party (a financial buyout firm) (the "FINANCIAL BIDDER") indicated a range of value (on a per Share basis) from $16.50 to $17.50; the Industry Bidder indicated orally a range from $21.00 to $23.00; and Parent indicated a range from $17.00 to $18.00.

    Following the receipt of their indications of interest, each of the three potential bidders were given additional information regarding the Company, including presentations by the management of the Company and access to financial and other information of the Company, including tours of certain of the Company's operating facilities and interviews with certain of the Company's management. Prudential Securities also had discussions with the potential bidders regarding the possible structure of their proposals, in particular with the Financial Bidder, which indicated that, if it made any proposal, it would propose a highly-leveraged recapitalization transaction that would be subject to receipt of financing.

    In early February, the Financial Bidder informed Prudential Securities that, based on its further analysis of the Company and the nature of the transaction it would be interested in pursuing, any transaction it might propose would have a per Share value of less than $20.00 and that as a result it did not believe it would be fruitful to submit a final proposal.

    On February 10, 2000, Prudential Securities invited each of Parent and the Industry Bidder to submit, by not later than February 23, 2000, a final proposal to acquire the Company (together with comments on a proposed acquisition agreement).

    Shortly prior to that deadline the Industry Bidder informed Prudential Securities that the best proposal it would consider making would value the equity of the Company at $115 million (approximately $19.00 per Share--below the lower end of the range it had previously indicated) and that any proposal would consist of only $40 million of cash, with the remainder of the consideration in the form of the Industry Bidder's common stock valued at a substantial premium to its then current market value. Prudential Securities informed the Industry Bidder that a proposal at that level would not be acceptable but urged the Industry Bidder to nonetheless present its best offer. The Industry Bidder did not, however, submit any further proposal to acquire the Company.

    On February 23, 2000, Parent submitted an oral offer (confirmed in writing) to acquire the Company at a price of $21.00 per Share in cash. Parent's offer was subject to several conditions: that Parent have the opportunity to conduct to its satisfaction additional due diligence, including, in particular, environmental "due diligence" with respect to the Company's properties; that the Company divest itself of one of its subsidiaries (the "DESIGNATED BUSINESS"); that an unspecified number of members of the executive management of the Company enter into three-year employment agreements with Parent; and that Michael Cunningham and other significant shareholders of the Company enter into tender agreements with Parent.

    The Board met on February 23, 2000 and reviewed with management and Prudential Securities the results of the solicitation of final offers, including the oral offer from Parent and the latest communications from the Industry Bidder. The Board noted in particular that the prices indicated by both Parent and the Industry Bidder were lower than the then most recent market price for the Shares. The Board met again on March 2, 2000 to consider further Parent's offer. At this meeting, Prudential Securities also reviewed with the Board its preliminary analysis of the financial aspects of Parent's offer. The Board directed the Company's management and advisors to continue discussions with Parent seeking to obtain a higher purchase price and to address the principal conditions of its offer. In the course of discussions thereafter between representatives of Parent and the Company, Parent indicated that it might consider an increase in its initial proposed price following the completion of its due diligence and the Company agreed to allow Parent to continue its due diligence review of the Company.

    During the remainder of March and April, Parent conducted an extensive due diligence review of the Company's business and operations (in particular it conducted "Phase I" environmental reviews of the Company's properties); counsel for Parent and the Company negotiated the terms of the Merger Agreement and the Tender and Voting Agreement; and the Company negotiated an agreement to transfer the Designated Business to its former owners contingent upon the concurrent completion of an acquisition of the Company.

    In early April 2000, Parent informed the Company that it had substantially completed its environmental due diligence to its satisfaction. Parent also indicated that while it was prepared to seek corporate approval to make a final proposal to acquire the Company, it did not expect to revise its proposed purchase price of $21.00 per Share. Representatives of the Company informed Parent that the proposed price would not be acceptable to the Company. Parent also informed the Company that any final proposal to acquire the Company would be subject to approval by Parent's Executive Committee (which was next scheduled to meet at the end of April, 2000). Representatives of the Company informed Parent that while the Company would consider a further proposal from Parent if one were made, the Company would continue to consider alternatives to a transaction with Parent.

    At a regularly-scheduled meeting on April 25, 2000, the Board received presentations from two investment banks regarding the prospects for a securities offering by the Company as a possible alternative to a sale of the Company, as well as an update with respect to the status of discussions with Parent.

    On April 26, 2000, Parent informed the Company that its Executive Committee had authorized the making of a further proposal and that Parent was now proposing to acquire the Company for a per Share price of $22.00 payable in shares of Parent common stock, provided that the transaction could be accounted for as a "pooling of interests." On April 26, 2000, the Board held a further meeting to discuss the revised proposal from Parent and following this meeting, the Company requested that Parent consider making a cash proposal with an increased price of at least $23.00 per Share and that it propose a higher price if it wished to propose a share transaction. (After consulting with its independent accounting firm the Company learned and informed Parent that the proposed transaction would not be eligible for "pooling of interests" accounting and the proposal to acquire the Company in exchange for Parent shares was abandoned.)

    On April 28, 2000, Parent informed the Company that it was prepared to make a final proposal to acquire the Company for a per Share price of $22.00 in cash and that this was the highest price it would consider. Parent also informed the Company that it was not prepared to execute an agreement to acquire the Company until the pending negotiations regarding renewal of the Company's collective bargaining agreement were concluded with a ratified contract, scheduled to occur on May 2, 2000, and until the Employment Agreements were executed.

    On May 2, 2000, the Board met to consider Parent's final offer. At this meeting, Prudential Securities made a further presentation to the Board and delivered its oral opinion to the Board, subsequently confirmed in writing, that the price of $22.00 per Share in cash proposed to be paid in the Offer and the Merger was fair, from a financial point of view, to the Company's shareholders. The Board then unanimously approved the Merger Agreement, the Offer and the Merger and authorized the execution of the Merger Agreement. The Company, Parent and Purchaser executed the Merger Agreement on May 2, 2000. On May 3, 2000, the Company and Parent issued press releases announcing the execution of the Merger Agreement. On May 11, 2000, Parent and Purchaser commenced the offer.

    (b)(ii) REASONS FOR THE RECOMMENDATION BY THE BOARD OF DIRECTORS

    In reaching its conclusions and recommendation described above, the Board considered a number of factors, including without limitation the following material factors:

        1. The Board considered the financial and other terms and conditions of the Merger Agreement and related agreements and transactions.

        2. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, current economic and market conditions (including current conditions in the industry in which the Company operates), the going concern value of the Company and the familiarity of the Board with the business and prospects of the Company and the industry in which it operates.

        3. The Board considered possible alternatives to the Offer and the Merger, including in particular raising additional equity capital, incurring additional indebtedness and continuing to operate the Company as an independent entity. The Board also considered the risks associated with these alternatives, particularly in light of the size of the Company relative to its competitors and technological and competitive developments in the graphic communications and printing industry. The Board also considered in this regard the dependence of the Company's long term growth on identifying, consummating and integrating attractive acquisition opportunities requiring increased capital and other resources.

        4. The Board considered the historical and recent market prices of, and trading activity in, the Shares, including the limited liquidity and low trading volume in the Shares. The Board considered the fact that the Offer Price was below market prices for the Shares during recent weeks as well as the fact that the Offer Price represents a premium to recent historical market prices for the Shares prevailing at the time the Company initiated its exploration of a possible sale transaction.

        5. The Board considered the process conducted by Prudential Securities on behalf of the Company to solicit acquisition proposals and the number, nature and terms of the indications and proposals received by the Company during that process from persons other than Parent.

        6. The Board considered the opinion of Prudential Securities to the effect that, as of the date of such opinion and based upon and subject to the matters described therein, the $22.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares was fair, from a financial point of view, to such holders. (The full text of Prudential Securities' written opinion which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Prudential Securities, is attached to this Schedule as Annex A and is incorporated herein by reference. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.)

        7. The Board considered the fact that the Merger Agreement provides for a first-step cash tender offer for all outstanding Shares thereby enabling shareholders who tender their shares to receive promptly the Offer Price in cash, and that shareholders who do not tender their Shares will receive the same cash price in the subsequent Merger.

        8. The Board considered the limited conditions to Purchaser's obligations to consummate the Offer and the Merger and the likelihood that the Offer and the Merger will be consummated promptly. In particular, the Board considered that the Offer is not subject to the receipt of financing as well as the financial condition and business reputation of Parent and Parent's ability to complete the Offer and the Merger in a timely manner.

        9. The Board considered the fact that the terms of the Merger Agreement should not unduly discourage other third parties from making bona fide alternative acquisition proposals subsequent to signing the Merger Agreement and, if any such proposal were made, the Board has the right to determine to provide information to and engage in negotiations with any other third party. In this regard, the Board also considered the fact that, in the event that the Board decided to accept a superior acquisition proposal from a third party, the Board would be entitled to terminate the Merger Agreement upon payment of the Termination Fee provided for in the Merger Agreement. The Board did not believe that such Termination Fee would be a significant deterrent to a higher offer by a third party interested in acquiring the Company.

        10. The Board further considered the fact that certain significant shareholders, who hold approximately 44.4% of the outstanding Shares, have entered into the Voting and Tender Agreement with Parent and have agreed to tender all of their Shares in the Offer.

    The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. The Board did not find it practicable and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the Board viewed its determinations and recommendations as being based on the totality of the information presented to and considered by the Board. In addition, individual members of the Board may have given different weights to different factors.

    (c) After reasonable inquiry and to the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender all Shares, held of record or beneficially owned by such person, to Purchaser as of the expiration date of the Offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    The Company has retained Prudential Securities as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Prudential Securities' engagement, the Company has agreed to pay Prudential Securities for its services an aggregate transaction fee of approximately $3.2 million, substantially all of which is contingent and would become payable upon the consummation of the transaction. The Company also has agreed to reimburse Prudential Securities for reasonable out-of-pocket and incidental expenses, including the reasonable fees of legal counsel retained by Prudential Securities, and to indemnify Prudential Securities and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Prudential Securities' engagement. Prudential Securities and its affiliates have in the past provided services to the Company unrelated to the Offer and the Merger, and for which services Prudential Securities has received compensation. In the ordinary course of business, Prudential Securities and its affiliates may actively trade or hold the securities of the Company and Parent and its affiliates for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

    Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by an executive officer, director, subsidiary or affiliate of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    1. Except as set forth above or in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to: (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;
(2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

    2. Except as described in Item 3 or 4(a) or (b) above (the provisions of which are hereby incorporated by reference), there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(1) above.

ITEM 8. ADDITIONAL INFORMATION.

    1. The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders.

    2. THE NEW JERSEY SHAREHOLDER PROTECTION ACT

    The Company is incorporated under the laws of the State of New Jersey, maintains its principal executive offices in New Jersey and has significant business operations in New Jersey. The Shareholder Protection Act,
Section 14A:10A-4 of the New Jersey Business Corporation Act, generally provides that no resident domestic corporation shall engage in any business combination with any interested shareholder for a period of five years following that interested shareholder's stock acquisition date unless the business combination is approved by the corporation's Board of Directors prior to that stock acquisition date. An "interested shareholder" is any person (other than the resident domestic corporation or its subsidiary) that (i) is the beneficial owner directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of the resident domestic corporation, or (ii) is an affiliate or associate of that resident domestic corporation who, at any time within the five year period immediately prior to the date in question, was a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding stock of the resident domestic corporation.

    The Company's Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby for the purposes of the New Jersey Shareholder Protection Act. Accordingly, the Company believes that the Shareholder Protection Act is inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

    3. ANTITRUST

    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT") and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "ANTITRUST DIVISION") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements.

    Parent filed on May 10, 2000 and the Company expects to file by May 22, 2000 with the FTC and the Antitrust Division a Notification and Report Form with respect to the Offer and the Merger. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent. Accordingly the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on May 25, 2000 unless both the Antitrust Division and the FTC request additional information or documentary material or terminate the waiting period before such time. If, within such 15-calendar day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Parent, the waiting period would be extended for an additional 10 calendar days following substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with Parent's consent. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law.

    The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase by Purchaser of Shares pursuant to the Offer, either of the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, its subsidiaries or the Company. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances.

    Although the Company believes that Purchaser's acquisition of Shares pursuant to the Offer would not violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the outcome will be.

ITEM 9. EXHIBITS(*)

Exhibit 1   Offer to Purchase, dated as of May 11, 2000. (1)(3)
Exhibit 2   Form of Letter of Transmittal. (1)(3)
Exhibit 3   Agreement and Plan of Merger, dated as of May 2, 2000, among
            Automatic Data Processing, Inc., FIS Acquisition Corp. and
            Cunningham Graphics International, Inc. (2)
Exhibit 4   Voting and Tender Agreement, dated as of May 2, 2000, among
            Automatic Data Processing, Inc., FIS Acquisition Corp.,
            Michael R. Cunningham, James J. Cunningham, Gordon Mays and
            Timothy Mays (2)
Exhibit 5 Confidentiality Agreement, dated as of January 5, 2000, between Prudential Securities Incorporated, as agent for Cunningham Graphics International, Inc., and ADP Financial
            Information Services, Inc. (1)
Exhibit 6   Letter to Shareholders of Cunningham Graphics
            International, Inc., dated May 11, 2000 (3)
Exhibit 7 Press Release of Cunningham Graphics International, Inc., issued on May 3, 2000 (4)

Exhibit 8   Employment Agreement, dated as of May 2, 2000, between ADP
            Financial Information Services, Inc., Cunningham Graphics
            International, Inc., Cunningham Graphics Inc. and Gerald
            (L.J.) Baillargeon (1)
Exhibit 9   Employment Agreement, dated as of May 2, 2000, between ADP
            Financial Information Services, Inc., Cunningham Graphics
            International, Inc., Cunningham Graphics Inc. and Gordon
            Mays (1)
Exhibit 10  Employment Agreement, dated as of May 2, 2000, between ADP
            Financial Information Services, Inc., Cunningham Graphics
            International, Inc., Cunningham Graphics Inc. and Ioannis
            Lykogiannis (1)
Exhibit 11  Employment Agreement, dated as of May 2, 2000, between ADP
            Financial Information Services, Inc., Cunningham Graphics
            International, Inc., Cunningham Graphics Inc. and Ned Hood
            (1)
Exhibit 12  Employment Agreement, dated as of May 2, 2000, between ADP
            Financial Information Services, Inc., Cunningham Graphics
            International, Inc., Cunningham Graphics Inc. and Robert
            Needle (1)
Exhibit 13  Employment Agreement, dated as of May 2, 2000, between ADP
            Financial Information Services, Inc., Cunningham Graphics
            International, Inc., Cunningham Graphics Inc. and Timothy
            Mays (1)
Exhibit 14  Employment Agreement, dated as of May 2, 2000, between ADP
            Financial Information Services, Inc., Cunningham Graphics
            International, Inc., Cunningham Graphics Inc. and Michael R.
            Cunningham (1)

------------------------

* (1) Filed as an exhibit to Automatic Data Processing, Inc. and FIS Acquisition Corp. Tender Offer Statement on Schedule TO, dated May 11, 2000, and is incorporated herein by reference.

    (2) Previously filed on May 4, 2000, as an exhibit to Cunningham Graphics International, Inc.'s Form 8-K

    (3) Included in copies mailed to shareholders

    (4) Previously filed on May 3, 2000, as an exhibit to Cunningham Graphics, International, Inc.'s Schedule 14D-9C

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      CUNNINGHAM GRAPHICS INTERNATIONAL, INC.

                                                      By:  /s/ MICHAEL R. CUNNINGHAM
                                                          --------------------------------------------
                                                          Name: Michael R. Cunningham
                                                          Title: President and Chief Executive Officer

Dated: May 11, 2000

                                                                         ANNEX A

                                       PRUDENTIAL SECURITIES INCORPORATED

[LOGO]
                                          One New York Plaza, New York, NY 10292
                                         (212) 778-1000

STRICTLY CONFIDENTIAL

                                                                     May 2, 2000

The Board of Directors
Cunningham Graphics International, Inc.
100 Burma Road
Jersey City, NJ 07305

Members of the Board of Directors:

    We understand that Automated Data Processing, Inc. ("ADP"), FIS Acquisition Corp., a wholly owned subsidiary of ADP ("Purchaser"), and Cunningham Graphics International, Inc. (the "Company") propose to enter into an Agreement and Plan of Merger (the "Merger Agreement"), providing, upon the terms and subject to the conditions set forth therein, for (i) Purchaser to commence a tender offer (the "Offer") to purchase all of the outstanding shares (the "Shares") of common stock, without par value (the "Common Stock"), at a purchase price of $22.00 per Share, net to the seller in cash (the "Consideration"), and (ii) the subsequent merger (the "Merger" and, together with the Offer, the "Transaction") of Purchaser with and into the Company, with the Company to continue as the surviving corporation, pursuant to which each outstanding Share not previously tendered and purchased in the offer (other than shares owned by ADP, any subsidiary of ADP, or the Company) shall be converted into the right to receive the Consideration. In addition, we understand that certain shareholders of the Company who in the aggregate own shares of Common Stock representing approximately 44.4% of the currently issued and outstanding Shares will enter into a Voting and Tender Agreement (the "Voting and Tender Agreement") with ADP and Purchaser, contemporaneously with the execution of the Merger Agreement, pursuant to which each such shareholder shall agree, among other things, to tender all Shares owned by such shareholder in the Offer.

    You have requested our opinion as to the fairness, from a financial point of view, of the Consideration to be received by holders of Common Stock in the Offer and Merger.

    In conducting our analysis and arriving at the opinion expressed herein, we have reviewed such materials and considered such financial and other factors as we deemed relevant under the circumstances, including:

    (i) a draft, dated May 1, 2000, of the Merger Agreement;

    (ii) a draft, dated May 1, 2000, of the Voting and Tender Agreement;

   (iii) certain publicly-available historical financial and operating data for the Company, including, but not limited to, (a) the press release reporting earnings for the quarter ended March 31, 2000, (b) the Annual Report to Shareholders and Annual Report on Form 10-K for the two fiscal years ended December 31, 1999 and 1998, (c) the Quarterly Reports on Form 10-Q for the quarters ended September 30, 1999,
         June 30, 1999 and March 31, 1999, (d) the Proxy

[LOGO]

         Statement for the Annual Meeting of Shareholders held on May 11, 1999, and (e) the Registration Statement on Form S-1, as amended, filed on February 19, 1998;

    (iv) certain internal financial statements and other financial and operating data concerning the Company, prepared by the management of the Company;

    (v) historical stock market prices and trading volumes for the Common Stock;

    (vi) publicly available financial, operating and stock market data concerning certain companies engaged in business we deemed reasonably similar to that of the Company;

   (vii) the financial terms of certain recent transactions that we deemed relevant to our inquiry; and

  (viii) such other financial studies, analyses and investigations that we deemed appropriate.

    We have assumed, with your consent, that the drafts of the Merger Agreement and the Voting and Tender Agreement that we reviewed (and referred to above) will conform in all material respects to those documents when in final form.

    We have met with senior management of the Company to discuss (i) the past and current operating and financial condition of the Company, (ii) the prospects for the Company, including its future financial performance and (iii) such other matters that we deemed relevant.

    In connection with our review and analysis and in arriving at our opinion, we have relied upon the accuracy and completeness of the financial and other information that is publicly available or was provided to us by the Company and we have not undertaken any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company nor have any such valuations or appraisals been provided to us. With respect to certain financial forecasts provided to us by the Company, we have assumed that such information (and the assumptions and bases therefor) represents management's best currently available estimate as to the future financial performance of the Company. Our opinion is necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.

    Our opinion does not address nor should it be construed to address the relative merits of the Transaction or alternative business strategies that may be available to the Company.

    As you know, we have been retained by the Company to render this opinion and provide other financial advisory services in connection with the Transaction and will receive an advisory fee for such services, part of which fee is contingent upon the consummation of the Transaction. In the past, we have provided financial advisory and financing services to the Company and have received fees for such services. In the ordinary course of business we may actively trade the shares of the common stock of ADP and the Company's Common Stock for our own account and for the accounts of customers and, accordingly, we may at any time hold a long or short position in such securities. We also provide equity research coverage regarding the Company.

    This letter and the opinion expressed herein are for the use of the Board of Directors of the Company. This opinion does not constitute a recommendation to the shareholders of the Company as to whether such shareholders should tender their Shares in the Offer or how such shareholders should

[LOGO]

vote in connection with the Merger or as to any other action such shareholders should take regarding the Offer or the Merger. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent, except that the Company may include this opinion in its entirety in materials relating to the Offer or the Merger sent to the Company's shareholders and filed with the Securities and Exchange Commission.

    Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Common Stock in the Offer and the Merger is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          Prudential Securities Incorporated

                                                                         ANNEX B

                             INFORMATION STATEMENT
                    CUNNINGHAM GRAPHICS INTERNATIONAL, INC.
                                 100 BURMA ROAD
                         JERSEY CITY, NEW JERSEY 07305

--------------------------------------------------------------------------------

        INFORMATION STATEMENT PURSUANT TO SECTION 14F OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

--------------------------------------------------------------------------------

    This Information Statement is being furnished to the holders of the common stock, no par value per share ("Common Stock" or the "Shares"), of Cunningham Graphics International, Inc., a New Jersey corporation (the "Company"), in connection with the possible designation by FIS Acquisition Corp., a New Jersey corporation ("Purchaser") and wholly-owned subsidiary of Automatic Data Processing, Inc., a Delaware corporation ("Parent"), of certain persons as directors of the Company pursuant to the terms of a Merger Agreement, dated as of May 2, 2000 (the "Merger Agreement"), by and among the Company, Purchaser and Parent. This Information Statement is part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended from time to time, the "Schedule 14D-9") of the Company. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the
Schedule 14D-9. THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

    Pursuant to the Merger Agreement, after Purchaser has accepted for payment, and paid for, Shares pursuant to the Offer, and from time to time thereafter, Purchaser has the right to have persons designated by it become directors of the Company (the "Purchaser Designees") so that the total number of such persons equals the number, rounded up to the next whole number, which is the product of
(i) the total number of directors on the Board of Directors of the Company and
(ii) the percentage that such number of Shares so purchased bears to the total number of Shares then outstanding. The Merger Agreement provides that the Company, upon request by Purchaser, will promptly take all actions necessary to cause such Purchaser Designees to be elected or appointed to the Board of Directors of the Company, including, without limitation, (a) increasing the size of the Board of Directors or (b) securing the resignations of one or more existing directors (except that there must be no fewer than two Continuing Directors (as defined below)). Following the election or appointment of Purchaser Designees and prior to the time the Merger becomes effective (the "Effective Time") if any of the directors of the Company then in office is a director of the Company on the date hereof (a "Continuing Director"), any amendment or termination of the Merger Agreement which requires action by the Company, any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement and any exercise or waiver of any of the provisions of the Merger Agreement providing rights or remedies to the Company, will require the affirmative vote of a majority of the Continuing Directors.

    The information contained in this Annex B concerning Purchaser and Parent has been furnished to the Company by Purchaser and Parent, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                        VOTING SECURITIES OF THE COMPANY

    As of April 28, 2000, 5,757,606 shares of Common Stock were issued and outstanding, each of which entitles the holder thereof to one vote, and no shares of Preferred Stock were issued and outstanding.

                    BOARD OF DIRECTORS, PURCHASER DESIGNEES
                             AND EXECUTIVE OFFICERS

BOARD BIOGRAPHICAL INFORMATION

    The persons named below are the current members of the Board. The following sets forth as to each director, his age, principal occupation and business experience, the period during which he has served as a director, and any family relationships with any other director or executive officer of the Company and the directorships currently held by him in corporations whose shares are publicly registered.

                                                                                                 SERVED AS
NAME                                       AGE                POSITION WITH COMPANY            DIRECTOR SINCE
----                                     --------   -----------------------------------------  --------------
Michael R. Cunningham..................     40      Chairman of the Board (Class C),                1998
                                                    President and Chief Executive Officer

Gordon Mays............................     43      Director (Class C) and Executive Vice           1998
                                                      President

James J. Cunningham....................     42      Director (Class B)                              1998

Laurence Gerber (1)....................     43      Director (Class B)                              1998

Arnold Spinner (1).....................     65      Director (Class A)                              1998

------------------------

(1) Member of the Compensation and Audit Committees

    Michael R. Cunningham, the principal founder of the Company and Cunningham Graphics, Inc., its predecessor and now wholly-owned subsidiary ("CGI"), has been the President and Chief Executive Officer of the Company and CGI since each inception in 1998 and 1983, respectively. Mr. Cunningham has spent his entire professional career in the printing and document production industry. He also teaches Quality Control at the Center for Graphic Communications Management and Technology of New York University. Mr. Cunningham has a Masters Degree in Graphic Communications, Management and Technology from New York University.

    Gordon Mays has served as a director and Executive Vice President of the Company or CGI since 1991. He is presently responsible for marketing and business development and is also responsible for overseeing the Company's management information services departments, including overseeing cost control measures and governmental compliance. He has spent his entire professional career in the printing and document production industry. From 1977 to 1991, Mr. Mays was employed by Latham Process Corporation where he was responsible for production and sales.

    James J. Cunningham has been a Director of the Company or CGI since 1989. He has been engaged in the private practice of law in San Diego, California since 1987, and specializes in workers compensation and labor and employment law.
Mr. Cunningham is the brother of Michael R. Cunningham, the Chairman of the Board, President and Chief Executive Officer of the Company.

    Laurence Gerber has been a Director of the Company since April 1998. He is Chairman and Chief Executive Officer of Epoch Senior Living, Inc., which he co-founded in late 1997. Prior thereto, since 1991, he was President and Chief Executive Officer of Berkshire Group. From 1991 to 1997, he was also President and Chief Executive Officer of Berkshire Realty Co., Inc. (NYSE). From June 1996 to October 1997, he was a director and member of the executive committee of Harborside Healthcare Corporation (NYSE).

    Arnold Spinner, Ph.D, has been a Director of the Company since April 1998. In 1999, he retired as a member of the faculty of New York University where he held various teaching and administrative positions since 1965. He will continue as Director of the Center for Graphic Communications Management and Technology of New York University, a position he has held since 1984, through June 2000.

                  PURCHASER DESIGNEE BIOGRAPHICAL INFORMATION

    Purchaser has informed the Company that it will choose the Purchaser Designees from the individuals shown in the table below to serve on the Board. The information contained herein has been furnished to the Company by Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information. None of the Purchaser Designees is a director of, or holds any position with the Company. To the best of Purchaser's knowledge, no Purchaser Designee or any of its respective associates beneficially owns any equity securities or rights to acquire securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers of affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below.

                             PROPOSED DIRECTOR LIST

                                                            PRESENT OCCUPATION OR EMPLOYMENT
NAME                                          AGE                  AND DIRECTORSHIPS
----                                        --------   ------------------------------------------
James B. Benson                                55      Mr. Benson has been Vice President,
                                                         General
                                                       Counsel and Secretary of ADP since October
                                                       1998, August 1989 and November 1996,
                                                       respectively, and has served in senior
                                                       executive positions at ADP for more than
                                                       the past five years.

Richard J. Haviland                            53      Mr. Haviland has been Chief Financial
                                                         Officer
                                                       and Vice President of ADP since August
                                                       1997 and has served in senior executive
                                                       positions at ADP for more than the past
                                                       five
                                                       years.

Raymond L. Colotti                             53      Mr. Colotti is Corporate Vice President of
                                                       ADP and has served in senior executive
                                                       positions at ADP for more than the past
                                                       five
                                                       years.

Robert Singer                                  57      Mr. Singer has been Senior Counsel at ADP
                                                       for more than the last five years.

Adam D. Amsterdam                              39      Mr. Amsterdam has been Vice President and
                                                       Assistant General Counsel at ADP for the
                                                       last four years and has served in senior
                                                       executive positions at ADP for more than
                                                       the past five years.

               MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

    The business of the Company is managed under the direction of the Board of Directors. The Board meets on a regularly scheduled basis to review significant developments affecting the Company and to act on matters requiring approval by the Board of Directors. It also holds special meetings, including telephonic meetings, and acts by written consent when important matters require Board action between scheduled meetings. The Board of Directors met 13 times, nine of which were telephonic meetings, during 1999, and acted by written consent six times during 1999. During such period, all current members of the Board of Directors participated in at least 75% of the aggregate of all meetings of the Board and any committees on which they serve.

    The Board of Directors has two standing committees (each, a "Committee"): the Audit Committee and the Compensation Committee. The members of both Committees are Arnold Spinner and Laurence Gerber. None of such individuals is or has been an officer or employee of the Company.

    The Audit Committee, which held two meetings during fiscal year 1999, periodically reviews the Company's auditing practices and procedures and makes recommendations to management or to the Board of Directors as to any changes to such practices and procedures deemed necessary from time to time to comply with applicable auditing rules, regulations and practices, and recommends independent auditors for the Company to be elected by the stockholders.

    The Compensation Committee, which held three meetings during fiscal year 1999, and acted by written consent one time, has responsibility for making recommendations to the Board of Directors concerning the compensation and benefits payable to the Company's executive officers and other senior executives and administers the Company's stock option plan for employees.

                           COMPENSATION OF DIRECTORS

    Directors who are employees of the Company do not receive additional compensation for serving as directors. Each director who is not an employee of the Company receives an annual retainer or $6,000 and an additional fee of $1,000 for each day's attendance at a Board of Directors meeting and/or Committee meeting or $500 for participation in a telephone conference meeting. Under the Company's Directors' Stock Option Plan each non-employee director is granted an option to acquire 15,000 shares of Common Stock upon commencement of service and automatically receives options to acquire 4,000 shares of Common Stock each year, on the first day of the month following the month in which the annual meeting of stockholders occurs. Directors of the Company are reimbursed for out-of-pocket expenses incurred in their capacity as directors of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS

    The following table sets forth, as of May 1, 2000, certain information regarding the Company's senior executive officers, each of whom is expected to serve in such capacity until consummation of the Merger. Officers are elected annually by the Board of Directors and serve at its discretion.

NAME                                       AGE                   POSITION WITH THE COMPANY
----                                     --------   ----------------------------------------------------
Michael J. Cunningham..................     40      Chairman of the Board, President and Chief Executive
                                                    Officer

Gordon Mays............................     43      Executive Vice President

Timothy Mays...........................     41      Executive Vice President of Sales and Secretary

Robert Needle..........................     41      Chief Operating Officer

Ned Hood...............................     53      Chief Technology Officer

Ioannis Lykogiannis....................     48      Senior Vice President, Operations

Gerald (L.J.) Baillargeon..............     33      Vice President and Chief Financial Officer

BUSINESS EXPERIENCE

    See "Board Biographical Information" above for biographical information regarding Messrs. Michael R. Cunningham and Gordon Mays.

    Timothy Mays has served as Executive Vice President of Sales and Secretary of the Company or CGI since 1991. He presently oversees sales to major corporate clients. He has spent his entire professional career in the printing and document production industry. From 1979 to 1991, Mr. Mays was employed by Latham Process Corporation where he was engaged in sales. Messrs. Timothy Mays and Gordon Mays are first-cousins.

    Robert Needle joined CGI in 1995 and has served as Chief Operating Officer of the Company since February 1998. Mr. Needle has served in various capacities for the Company or CGI since 1995, including Co-Chief Operating Officer from January 1997 to February 1998. He is responsible for all operations of the Company. He has spent his entire professional career in the printing and document production industry. From 1988 to 1995, Mr. Needle was employed by Goldman, Sachs and Co., first as Art Director of the Graphics Department and then as Manager of Print Operations.

    Ned Hood joined the Company as Chief Technology Officer in September 1999. From November 1996 to September 1999 he was employed as Vice President of Operations and Technology for XYAN, Inc. From April 1993 to November 1996
Mr. Hood was employed as Vice President of Production Operations for Reed Technology & Information Services.

    Ioannis Lykogiannis has served as Senior Vice President, Operations of the Company or CGI since 1995. Mr. Lykogiannis has served in various capacities for the Company or CGI since 1991, including Plant Manager from 1991 to 1995. He is responsible for all internal production operations of the Company. From approximately 1984 to 1991, Mr. Lykogiannis was employed by Latham Process Corporation, most recently as a Plant Production Manager.

    Gerald (L.J.) Baillargeon joined the Company as Vice President--Finance in 1998, became Acting Chief Financial Officer in November 1999 and was appointed as Chief Financial Officer in April 2000. From December 1993 to September 1998, Mr. Baillargeon was employed by Ernst & Young LLP, first as a senior accountant and then as a manager. He is licensed as a certified public accountant in the State of New Hampshire.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

    The following table sets forth certain information, as of May 1, 2000, with respect to the beneficial ownership of Common Stock of the Company for (i) each person who is known by the Company to beneficially own more than 5% of Common Stock; (ii) each named executive officer listed in the Summary Compensation table below; (iii) each director of the Company; and (iv) all directors and executive officers as a group.

                                                              AMOUNT AND NATURE
NAME AND ADDRESS                                                OF BENEFICIAL          PERCENT OF
OF BENEFICIAL OWNER (1)                                           OWNERSHIP              CLASS
-----------------------                                       -----------------        ----------
Michael R. Cunningham,......................................      2,032,928(2)            35.3%
Chairman of the Board,
President and Chief Executive Officer
Gordon Mays,................................................        236,531(3)             4.1%
Director and Executive Vice President
Timothy Mays,...............................................        170,803(4)             3.0%
Executive Vice President of Sales and Secretary
Robert Needle,..............................................         58,333(5)               *
Chief Operating Officer
Ioannis Lykogiannis,........................................         50,666(6)               *
Senior Vice President, Operations
James J. Cunningham,........................................        151,798(7)(8)          2.6%
Director
Arnold Spinner,.............................................         19,000(8)               *
Director
Laurence Gerber,............................................         24,000(8)               *
Director
Awad Asset Management, Inc..................................        509,265(9)             8.8%
250 Park Ave., 2(nd) Fl.
New York, NY 10177
Putnam Investments, Inc.....................................        407,400(10)            7.1%
One Post Office Square
Boston, MA 02109
Hacienda Resources Limited..................................        398,216(11)            6.9%
Block 18 Greenwood Terrace
No. 26-28 Sui Wo Road
Shatin, New Territories
Hong Kong
Pilgrim Baxter & Associates, Ltd............................        297,700(12)            5.2%
825 Duportail Road
Wayne, PA 19087
All Directors and Executive Officers as a Group                   2,760,726               46.4%
  (10 persons)(13)..........................................

*   Less than 1%

------------------------

(1) Unless otherwise indicated, the address of each such person is c/o Cunningham Graphics International, Inc., 100 Burma Road, Jersey City, New Jersey 07305. "Beneficial owner" means generally any person who, directly or indirectly, has or shares voting power or investment power with respect to a security. All information with respect to the beneficial ownership of any stockholder has been furnished by such stockholder and the Company believes that all persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

(2) Excludes 130,898 shares held by a trust for the benefit of Mr. M. Cunningham's children. The trustee of such trust, James J. Cunningham, the brother of Mr. M. Cunningham, has the sole right to vote and dispose of such shares.

(3) Excludes 9,817 shares held by a trust for the benefit of Mr. G. Mays' children. The trustee of such trust, William J. Mays, the brother of Mr. G. Mays, has the sole right to vote and dispose of such shares. Includes 8,333 shares underlying options granted to Mr. G. Mays all of which are currently exercisable.

(4) Excludes 9,817 shares held by a trust for the benefit of Mr. T. Mays' children. The trustee of such trust, William Edward Shannon, the brother-in-law of Mr. T. Mays, has the sole right to vote and dispose of such shares. Includes 5,000 shares underlying options granted to Mr. T. Mays all of which are currently exercisable.

(5) Represents 58,333 shares underlying options which have been granted to Mr. Needle, all of which are currently exercisable.

(6) Represents 56,666 shares underlying options which have been granted to Mr. Lykogiannis, all of which are currently exercisable.

(7) Includes the 130,898 shares referred to in footnote (2). Also includes an aggregate of 400 shares held by trusts for the benefit of James J. Cunningham's children, of which Mr. J. Cunningham serves as trustee and of which he has the sole right to vote and dispose of such shares.

(8) Includes 19,000 shares underlying options which have been granted to the designated person, all of which are currently exercisable.

(9) The beneficial owner reported this information as of February 7, 2000.

(10) The reported beneficial ownership is directly through Putnam
    Investments, Inc. ("PI") and indirectly through PI's wholly-owned subsidiaries, Putnam Investment Management, Inc. ("PIM"), and the Putnam Advisory Company, Inc. ("PAC"). PI is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("M&MC"). PI reported that it had shared voting power as to 227,400 shares and shared dispositive power as to 407,400 shares. PIM reported that it had shared dispositive power as to 134,900 shares. PAC reported that it had shared voting power as to 227,400 shares and shared dispositive power as to 272,500 shares. M&MC and PI expressly declared that the filing of the Schedule 13G shall not be deemed an admission by either or both of them that they are for purposes of
    Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by Schedule 13G, and further stated that neither of them have any power to vote or dispose of, or direct the voting or disposition of, any of the securities in this table. The beneficial owner reported this information as of February 4, 1999.

(11) Hacienda Resources Limited, a British Virgin Islands corporation, was formed by Messrs. Lam Hok Ling and Tung Hok Ki to take title to the shares of Common Stock issued by the Company on January 13, 1999 as part of the purchase price for the acquisition of Workable Company Limited, and its affiliated companies, the Company's subsidiary in Hong Kong. To the Company's knowledge, such individuals have shared voting and dispositive power to the 398,216 shares.

(12) The beneficial owner reported this information as of February 8, 1999.

(13) Includes 2,564,727 shares and 195,999 shares subject to options which have been granted to officers and directors of the Company, respectively, and which are currently exercisable or exercisable within 60 days, and excludes the shares referred to in footnotes (3) and (4).

                       COMPENSATION OF EXECUTIVE OFFICERS

    The following table sets forth information concerning the annual and long-term compensation for services in all capacities to the Company and its subsidiaries for each of the fiscal years ended December 31, 1999, 1998 and 1997 of those persons who were, at December 31, 1999, (i) the Chief Executive Officer and (ii) the other four most highly compensated executive officers of the Company for the fiscal year ended December 31, 1999 (the "named executive officers"):

                           SUMMARY COMPENSATION TABLE

                                                            ANNUAL COMPENSATION           LONG TERM COMPENSATION
                                                           ----------------------   ----------------------------------
                                                                                    SECURITIES
                                                                                    UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION                       YEAR     SALARY ($)   BONUS ($)   OPTIONS (#)   COMPENSATION ($) (1)
---------------------------                     --------   ----------   ---------   -----------   --------------------
Michael R. Cunningham,........................    1999      250,000      30,000           --              6,215(2)
Chairman of the Board,                            1998      240,552      50,000           --              5,151(2)
President and Chief Executive Officer             1997      347,798          --           --                 --

Gordon Mays,..................................    1999      179,701      30,000       15,000              4,438(3)
  Executive Vice President                        1998      176,270      28,250           --              4,243(3)
                                                  1997      170,664      40,775           --                 --

Timothy Mays,.................................    1999      150,000      30,000        5,000            154,511(4)
  Executive Vice President of Sales               1998      173,810      20,500           --             47,972(4)
                                                  1997      230,150      36,638           --                 --

Robert Needle,................................    1999      158,280      30,000       15,000            112,512(5)
  Chief Operating Officer                         1998      155,577      28,250       50,000             82,566(5)
                                                  1997      159,116      25,000           --                 --

Ioannis Lykogiannis, Senior...................    1999      125,145      10,000       10,000              2,027(6)
  Vice President                                  1998      116,963      12,775       50,000              1,956(6)
                                                  1997      111,690      14,234           --                 --

------------------------------

No named executive officer received personal benefits or perquisites during the fiscal year ended December 31, 1999 in excess of the lesser of $50,000 or 10% of his aggregate salary and bonus.

(1) The Company provides the named executive officers with certain group life, health, medical and other non-cash benefits generally available to all salaried employees and not included in this column pursuant to SEC rules.

(2) Represents (i) matching contributions by the Company under the Company's 401(k) Plan in the amount of $2,500 for 1999 and $1,541 for 1998, which are invested in certain mutual funds and (ii) insurance premiums under a term life insurance plan in the amount of $3,715 for 1999 and $3,610 for 1998.

(3) Represents (i) matching contributions by the Company under the Company's 401(k) Plan in the amount of $2,234 and $2,000 for 1998, which are invested in certain mutual funds and (ii) insurance premiums under a term life insurance plan in the amount of $2,204 for 1999 and 1998.

(4) Includes (i) matching contributions by the Company under the Company's 401(k) Plan in the amount of $2,500 for 1999 and $2,000 for 1998, which are invested in certain mutual funds; (ii) insurance premiums under a term life insurance plan in the amount of $3,268 for 1999 and 1998 and
    (iii) commissions on sales to specified customers to which under the terms of his employment agreement in the amounts of $148,743 in 1999 and $42,704 in 1998.

(5) Includes (i) matching contributions by the Company under the Company's 401(k) Plan in the amount of $2,500 for 1999 and $2,000 for 1998, which are invested in certain mutual funds; (ii) insurance premiums under a term life insurance plan in the amount of $645 for 1999 and 1998 and
    (iii) commissions on sales to specified customers to which R. Needle under the terms of his employment agreement in the amounts of $109,367 in 1999 and $79,921 in 1998.

(6) Represents (i) matching contributions by the Company under the Company's 401(k) Plan in the amount of $1,535 for 1999 and $1,463 for 1998, which are invested in certain mutual funds and (ii) insurance premiums under a term life insurance plan in the amount of $493 for 1999 and 1998.

                           COMPENSATION ARRANGEMENTS

    Michael R. Cunningham, Gordon Mays, Timothy Mays, Robert Needle and Ioannis Lykogiannis entered into employment agreements with the Company which became effective on April 27, 1998, the date of the closing of the Company's initial public offering of Common Stock. Mr. Baillargeon entered into an employment agreement with the Company which became effective on November 15, 1999, upon his appointment as Acting Chief Financial Officer.

    The agreement with Mr. Cunningham is for a term of three years. He is employed as President and Chief Executive Officer of the Company with general supervisory authority of the business of the Company and its subsidiaries and is charged with the responsibility of preparing and implementing a strategic plan and seeking out and consummating acquisitions, in accordance with the policies set by the Board of Directors. Pursuant to his employment agreement, Mr. Cunningham is paid an annual salary of $260,000, which may be increased from time to time at the discretion of the Board of Directors. He is also entitled to an annual bonus in an amount determined by the Compensation Committee based upon the realization of the Company's goals during such year.

    The agreement with Mr. G. Mays is for a term of three years. He is employed as Executive Vice President of the Company with responsibility for marketing, business development and information systems. Pursuant to his employment agreement, Mr. G. Mays is paid an annual salary of $200,000, which may be increased from time to time at the discretion of the Board of Directors. He is also entitled to an annual bonus in an amount determined by the Compensation Committee based upon the realization of the Company's goals during such year.

    The agreement with Mr. T. Mays is for a term of three years. He is employed as Executive Vice President of Sales of the Company with responsibility for overseeing major corporate accounts and identifying new customers. Pursuant to his employment agreement, Mr. T. Mays is paid an annual salary of $181,000, which may be increased from time to time at the discretion of the Board of Directors. He is also entitled to an annual bonus in an amount determined by the Compensation Committee based upon the realization of the Company's goals during such year and to commissions on net sales to certain customers of the Company.

    The agreement with Mr. Needle is for a term of three years. He is employed as Chief Operating Officer of the Company with responsibility for all manufacturing and customer service operations. Pursuant to his employment agreement, Mr. Needle is paid an annual salary of $177,000, which may be increased from time to time at the discretion of the Board of Directors. He is also entitled to an annual bonus in an amount determined by the Compensation Committee based upon the realization of the Company's goals during such year and to commissions on net sales to certain customers of the Company.

    The agreement with Mr. Lykogiannis is for a term of three years. He is employed as a Senior Vice President, Operations of the Company with responsibility for all internal production operations. Pursuant to his employment agreement, Mr. Lykogiannis is paid an annual salary of $142,000, which may be increased from time to time at the discretion of the Board of Directors.

    The agreement with Mr. Baillargeon is for a term of three years. He is employed as Vice President and Chief Financial Officer of the Company with supervisory authority over the finance and human resources departments of the Company. Pursuant to his employment agreement, Mr. Baillargeon is paid an annual salary of $130,000, which may be increased from time to time at the discretion of the Board of Directors. He is also entitled to an annual bonus in an amount determined by the Compensation Committee based upon the realization of the Company's goals during such year.

    The agreements with each of Messrs. Cunningham, G. Mays, T. Mays, Needle, Lykogiannis and Baillargeon are automatically extended for additional periods of one year effective on the second anniversary of the commencement date and on each anniversary thereafter (the "Renewal Date") unless the Company gives notice to the contrary at least six months prior to the Renewal Date. Each of these executive officers is entitled to a lump sum payment in the amount of one-half times his then annual salary in the event of a termination without cause, and, in the case of Messrs. Cunningham, G. Mays, T. Mays, Needle and Lykogiannis, a lump sum payment in the amount of two times his then annual salary in the event of a termination without cause within one year after a "Change of Control." Mr. Baillargeon is entitled to a lump sum payment of $150,000 if there is a Change of Control in a transaction approved by the Board if he shall remain employed by the Company six months after the Change of Control or sooner terminated without cause. He is entitled to an additional lump sum payment in the amount of two times his then annual salary in the event of a termination without cause within two years after the Change of Control. Except in the case of Mr. Baillargeon, each of the foregoing individuals is entitled to a lump sum payment in the amount of two times his then annual salary in the event of a termination of employment by the employee for "Good Reason" as defined under each of the respective employment agreements. Each of the foregoing individuals is also entitled to a comprehensive medical indemnity policy for himself and his family, long-term disability insurance and such other benefits as the Board of Directors shall adopt and approve. Messrs. Cunningham,
G. Mays, T. Mays and Needle also receive a car allowance.

    Concurrently with the execution of the Merger Agreement, Michael R. Cunningham, Gordon Mays, Robert Needle, Timothy Mays, Gerald (L.J.) Baillargeon, Ionnis Lykogiannis and Ned Hood (each an "EXECUTIVE" and together, the "EXECUTIVES") entered into new employment agreements (each a "NEW AGREEMENT") with Parent, the Company and Cunningham Graphics Inc. ("CGI"). The New Agreements will become effective at the Effective Time and they generally provide for a three-year term and supersede each Executive's previous employment agreement (each a "PRIOR AGREEMENT"), as described above, with the exception of Mr. Hood, for whom a prior agreement did not exist.

    The New Agreements provide that Messrs. Cunningham, G. Mays, Needle, T. Mays, Baillargeon, Lykogiannis and Hood will serve as President, Executive Vice President--Marketing and Sales, Chief Operating Officer, Executive Vice President--Sales, Chief Financial Officer, Senior Vice President and Chief Technology Officer, respectively, and their annual base salaries will be $261,700, $210,000, $184,000, $184,000, $133,700, $146,000 and $151,700,
respectively. Each Executive also will be eligible to receive an annual bonus ranging from approximately 20% to 40% of annual base salary, plus a stretch bonus to be established if certain performance objectives are achieved. In addition, Messrs. Needle and T. Mays will be entitled to commissions of between 1% and 3% of payments actually collected by the Company with respect to certain sales proceeds. Mr. Baillargeon's New Agreement also preserved his entitlement to a lump sum payment of $150,000 if there is a change of control (as defined in his Prior Agreement) in a transaction approved by the Board if he remains employed by the Company or CGI six months after the change of control or sooner terminated without Cause. This transaction would constitute such change of control. Finally, Messrs. Cunningham, Needle, G. Mays, T. Mays, Baillargeon, Lykogiannis and Hood will receive options to purchase 15,000, 10,000, 10,000, 10,000, 6,000, 6,000 and 7,500 shares of common stock of Parent, respectively, subject to the approval of Parent's stock option committee. The options, if approved, will vest and become exercisable in five equal installments over a five year period.

    If an Executive's employment is terminated by Parent or CGI without Cause (as such term is defined in the New Agreements), the New Agreements provide that the Executive will continue to receive his base salary and annual bonus, if any, through the remaining term of the agreement, subject to the Executive executing a general release and waiver, waiving all claims he may have against Parent and its affiliates.

    Each New Agreement also contains provisions relating to non-competition, non-solicitation, non-disclosure and the assignment of intellectual property rights. Under certain circumstances, the period during which the Executives are restricted under the foregoing provisions may be up to approximately four years longer than the restricted period under the Prior Agreements.

                       OPTION GRANTS IN LAST FISCAL YEAR

    Shown below is information with respect to the options to purchase Common Stock granted to the Chief Executive Officer and the executive officers named in the Summary Compensation Table above, during the fiscal year ended December 31, 1999:

                                                                                                        POTENTIAL
                                                                                                       REALIZABLE
                                                                                                    VALUE AT ASSUMED
                                                                                                     ANNUAL RATES OF
                                                                                                          STOCK
                                                                                                          PRICE
                                                                                                    APPRECIATION FOR
                                       INDIVIDUAL GRANTS                                               OPTION TERM
------------------------------------------------------------------------------------------------   -------------------
                                                     PERCENT OF
                                                       TOTAL
                                                      OPTIONS
                                        NUMBER OF     GRANTED
                                       SECURITIES        TO
                                       UNDERLYING    EMPLOYEES    EXERCISE OR
                                         OPTIONS     IN FISCAL    BASE PRICE       EXPIRATION
NAME                                   GRANTED (#)    YEAR (%)    ($/SH) (1)          DATE          5% ($)    10% ($)
----                                   -----------   ----------   -----------   ----------------   --------   --------
Michael R. Cunningham................        --          --             --                    --        --         --

Gordon Mays..........................    10,000           6          16.50         April 7, 2009   103,800    263,000
                                          5,000           3          13.50      November 4, 2009    42,450    107,600

Timothy Mays.........................     5,000           3          13.50      November 4, 2009    42,450    107,600

Robert Needle........................    10,000           6          16.50         April 7, 2009   103,800    263,000
                                          5,000           3          13.50      November 4, 2009    42,450    107,600

Ioannis Lykogiannis..................     5,000           3          16.50         April 7, 2009    51,900    131,500
                                          5,000           3          13.50      November 4, 2009    42,450    107,600

------------------------------

(1) The exercise price per share for all options granted is equal to the market price of the underlying Common Stock as of the date of grant.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

    Shown below is information with respect to the exercise of options to purchase Common Stock by the Chief Executive Officer and the executive officers named in the Summary Compensation Table above and unexercised options to purchase shares of Common Stock granted to the Chief Executive Officer and such named executive officers.

       AGGREGATED OPTION EXERCISES IN FISCAL YEAR ENDED DECEMBER 31, 1999
                       AND DECEMBER 31, 1999 OPTION VALUE

                                                                   NUMBER OF SECURITIES
                                                                  UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                        OPTIONS AT               IN-THE-MONEY OPTIONS
                                     SHARES                         FISCAL YEAR-END (#)       AT FISCAL YEAR-END ($) (1)
                                  ACQUIRED ON       VALUE       ---------------------------   ---------------------------
NAME                              EXERCISE (#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                              ------------   ------------   -----------   -------------   -----------   -------------
Michael R. Cunningham...........       --             --               --             --            --            --
Gordon Mays.....................       --             --            5,000         10,000         2,190             0
Timothy Mays....................       --             --            5,000             --         2,190             0
Robert Needle...................       --             --           55,000         10,000        49,090             0
Ioannis Lykogiannis.............       --             --           55,000          5,000        49,090             0

------------------------

(1) Based on the difference between the exercise price of the options and the closing price of the Common Stock on The Nasdaq National Market System on December 31, 1999.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

GENERAL

    The Compensation Committee of the Board of Directors makes recommendations concerning the compensation and benefits payable to the Company's executive officers and other senior executives and administers the Company's stock option plan for employees.

    Members of the Compensation Committee during the fiscal year ended
December 31, 1999 were Stanley J. Moss, Laurence Gerber and Dr. Arnold Spinner. Mr. Moss retired as a director effective April 10, 2000.

    Set forth below is a discussion of the Company's compensation philosophy, together with a discussion of the factors considered by the Compensation Committee in determining the compensation of the Company's Chairman, President and Chief Executive Officer and other named executive officers in this Proxy Statement for the fiscal year ended December 31, 1999.

COMPENSATION PHILOSOPHY

    The Company's compensation philosophy is to provide executives with annual compensation that rewards individual performance during the year and provides incentives to executives to improve the long-term performance of the Company. In connection with the Company's initial public offering which closed in April 1998, the Company entered into written multi-year employment agreements with its executive officers, the purpose of which is to retain the services of such officers for extended periods. The minimum salary to which each such executive officer is entitled is specified in his respective employment agreement, but the annual bonus for such officers and the awards of stock options, are subject to the approval of the Compensation Committee from time to time. In the case of certain executive officers with sales responsibilities, a portion of their compensation is in the form of commissions on sales to specified customers of the Company. The principal terms of the employment agreements of executive officers are described under the heading "Compensation Arrangements" above.

    SALARIES. The base salaries payable to executive officers for the fiscal year ended December 31, 1999 was set in accordance with their respective employment agreements.

    BONUSES. Senior management developed a bonus compensation plan under which senior executives of the Company and its subsidiaries have been assigned to tiers depending upon their positions and the nature of their respective responsibilities. Each tier was assigned a potential bonus expressed as a range of percentages of base salary. The plan further provided for the establishment of a bonus pool based upon the Company' financial performance during the fiscal year. Accordingly, bonuses would be awarded on the basis of both the Company's financial performance and an individual executive officer's contribution to Company performance. The President recommended to the Committee that a bonus pool be set aside for the fiscal year ended December 31, 1999. The President also made recommendations to the Committee for the award of bonuses from the bonus pool to management employees in accordance with the tier structure.

    GRANTS OF STOCK OPTIONS. During the year ended December 31, 1999, awards of stock options were made to certain executive officers of the Company identified by the President of the Company as having been instrumental in the development of the Company's business. The value received by executive officers from option grants depends completely on increases in the market price of the Company's Common Stock over the option exercise price. Thus, this component of compensation is aligned directly with increases in value to the stockholders of the Company.

CHIEF EXECUTIVE OFFICER COMPENSATION

    The base salary for Mr. Michael R. Cunningham for fiscal year ended
December 31, 1999 was $250,000 in accordance with the terms of his employment agreement. In consideration of Mr. Cunningham's role in the Company's domestic and international acquisition program, the expansion of the Company's domestic customer base and increase in domestic sales through the implementation of new long-term print service agreements with several financial institution customers, the Compensation Committee awarded him a bonus of $30,000 for the fiscal year ended December 31, 1999.

                                          THE COMPENSATION COMMITTEE

                                          Laurence Gerber, Chairman
                                          Arnold Spinner

STOCK OPTION PLANS

1998 STOCK OPTION PLAN

    In February 1998, the Board of Directors and the then sole stockholder of the Company adopted the 1998 Stock Option Plan ("1998 Plan") and reserved 450,000 shares of Common Stock for issuance thereunder. The 1998 Plan provides for the granting to employees (including employee directors and officers) of options intended to qualify as incentive stock options within the meaning of Section422 of the Internal Revenue Code of 1986, as amended (the "Code") and for the granting of nonstatutory stock options to employees and consultants. The 1998 Plan is currently administered by the Company's Compensation Committee.

    The 1998 Plan provides for the granting of both Incentive Stock Options ("ISOs") and nonstatutory stock options (a "NSO") and in connection with such options the granting of stock appreciation rights (an "SAR") or additional stock options, known as progressive stock options, in the event the grantee exercises such stock options by surrendering shares of Common Stock of the Company (a "PSO"). NSOs and SARs may be issued to any key employee or officer of the Company or its subsidiaries, or any other person who is an independent contractor, agent or consultant of the Company or its subsidiaries but not any director of the Company who is not an employee of the Company. ISOs may be issued to key employees and officers of the Company and its subsidiaries, but not to an independent contractor, agent or consultant. The Compensation Committee also determines the times at which options will vest and will become exercisable, their transferability and the dates, not more than ten years after the date of grant, on which options will expire. Options have no value unless the price of the Common Stock appreciates after the date of grant and the holder satisfies applicable vesting requirements.

    As of May 1, 2000, options covering an aggregate of 338,410 shares of Common Stock are outstanding under the 1998 Plan.

THE DIRECTORS' STOCK OPTION PLAN

    In February 1998, the Board of Directors and the then sole stockholder of the Company adopted the Directors' Stock Option Plan (the "Directors' Plan") and reserved 150,000 shares of Common Stock for issuance thereunder. Each director of the Company who is not an employee of the Company or any of its subsidiaries (an "Outside Director") is eligible to participate in the Directors' Plan.

    Each Outside Director received, at the time of the closing of the Company's initial public offering of Common Stock, an NSO to acquire 15,000 shares of Common Stock at $13 per share. Each year, on the first day of the month following the month in which the annual meeting of stockholders is held, each Outside Director automatically receives an NSO for the purchase of 4,000 additional shares of Common Stock at the fair market value on such date. New Outside Directors receive an NSO for the purchase of 15,000 shares of Common Stock upon their initial election as directors. All options granted under the Directors' Plan are fully vested six months after the date of grant. As of March 1, 2000, options covering an aggregate of 80,000 shares of Common Stock are outstanding under the Directors' Plan.

    Options under the Directors' Plan have a term of ten years and are not exercisable until six months following the date of grant. Payment upon exercise may be made only in cash or by check. In the case of a person who ceases to be an Outside Director, the options shall not be exercisable after three years following the date such person ceased to be an Outside Director. In the case of the death of a person holding options under the Directors' Plan, options that have not expired may not be exercised by executors, administrators, heirs or distributees, after the later of (i) the first anniversary of the date of death or (ii) the third anniversary of the date the person ceased to be an Outside Director for a reason other than death.

EMPLOYEE STOCK PURCHASE PLAN

    In 1999, the Company adopted the Cunningham Graphics International, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan"). However, implementation of the Stock Purchase Plan has been postponed. The Stock Purchase Plan, when implemented, would provide a means for employees of the Company and its domestic subsidiaries to authorize payroll deductions on a voluntary basis to be used for the period purchase of the Company's Common Stock.

    Under the Stock Purchase Plan, the Company would initially sell shares to participants at a price equal to the lesser of 85% of the fair market value of Common Stock at the beginning of a three-month offering period or 85% of the fair market value of Common Stock on the purchase date after the end of the offering period. The Stock Purchase Plan permits the Company to change the manner in which purchases are made so that, instead of the Company selling shares at such a discount, the Company would make a matching contribution equal to 15% of an employee's payroll contribution, which funds would then be used for market purchases of Common Stock. The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The maximum number of shares that may be purchased under the Stock Purchase Plan from all sources is 300,000, subject to appropriate adjustment in the case of any extraordinary dividend or other distribution, recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, or other similar corporate transaction or event affecting the Common Stock. Shares purchased from the Company will be either authorized but unissued shares or treasury shares.

    All full-time employees of the Company and its domestic subsidiaries will be eligible to participate in the Stock Purchase Plan beginning six months after commencing employment, excluding any person who normally works less than 20 hours per week or less than five months per year, and excluding any other employee who owns five percent or more of the total combined voting power or value of all outstanding shares of all classes of securities of the Company or any subsidiary.

    Upon enrollment in the Stock Purchase Plan, the employee will have to elect a rate at which he or she will make payroll contributions for the purchase of Common Stock. An employee generally may elect to make contributions in an amount not less than one percent nor more than ten percent of such employee's regular earnings (or such higher or lower rates as the Board of Directors may specify), although an employee's contributions will be adjusted downward (or refunded) to the extent necessary to ensure that he or she will not purchase during any offering period Common Stock that has a fair market value, as of the beginning of the offering period, in excess of $3,750 (representing an annual limitation of $15,000). All employee contributions will be made by means of direct payroll deduction.

The contribution rate elected by a participant will continue in effect until modified by the participant, except that an employee may not increase a previously elected contribution rate during a given offering period.

    The contributions of an employee will be credited to an account maintained on behalf of such employee by a financial institution, designated as custodian under the Stock Purchase Plan. The Stock Purchase Plan provides that purchases of Common Stock are to be made on the fifth business day after the end of each offering period. For so long as the Stock Purchase Plan is operated as a "discount plan," the Company will sell shares directly to the custodian for employees' accounts at a price equal to the lesser of 85% of the fair market value of Common Stock at the beginning of the three-month offering period or 85% of the fair market value of Common Stock on such purchase date. If the Board of Directors designates the Stock Purchase Plan as a "matching plan," discounted sales by the Company would be discontinued, but the Company instead would make a matching contribution equal to 15% of an employee's payroll contributions to be used by the custodian to make market purchases of Common Stock at or promptly after such purchase date.

401(K) PLAN

    The Company maintains a salary deferral and savings plan for its employees (the "401(k) Plan") which is qualified under Section 401(k) of the Code. Subject to the limits set forth in the Code, employees who meet certain age and service requirements may participate in the 401(k) Plan by contributing through payroll deductions. The Company, at its discretion, may elect to contribute to the 401(k) Plan in amounts and at times determined by the Board of Directors.

COMPANY PERFORMANCE

    Set forth below is a line graph comparing the percentage change in the cumulative total stockholder return on the Common Stock against the cumulative total return of the Nasdaq Stock Market (U.S.) Index, the S&P Specialty Printing Index and the S&P Services (Commercial and Consumer) Index. The graph assumes that the value of the investment in the Common Stock and each index was $100 at April 22, 1998 and that all dividends, if any, were reinvested.

                COMPARISON OF 20 MONTH CUMULATIVE TOTAL RETURN*
                 AMONG CUNNINGHAM GRAPHICS INTERNATIONAL, INC.,
    THE NASDAQ STOCK MARKET (U.S.) INDEX, THE S & P SPECIALTY PRINTING INDEX
              AND THE S & P SERVICES (COMMERCIAL & CONSUMER) INDEX

                                      [GRAPH]

* $100 INVESTED ON 4/22/98 IN STOCK OR ON 3/31/98 IN INDEX-INCLUDING REINVESTMENT OF DIVIDENDS, FISCAL YEAR ENDING DECEMBER 31.

                                                                          CUMULATIVE TOTAL RETURN
                                           --------------------------------------------------------------------------------------
                                            4/22/98      6/98       9/98      12/98       3/99       6/99       9/99      12/99
                                           ---------   --------   --------   --------   --------   --------   --------   --------
Cunningham Graphics International,
  Inc...................................      100        133         94        117        101        128         95        107
Nasdaq Stock Market (US)................      100        103         93        120        135        147        151        218
S & P Specialty Printing................      100        111         87        110         84        103         85         72
S & P Services (Commercial &
  Consumer).............................      100         89         68         88         69         79         64         77

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

PAYMENTS TO STANLEY MOSS FOR LEGAL SERVICES

    During 1999, Stanley J. Moss, a Director of the Company, was paid $4,375 for legal services to the Company.

POLICY OF THE BOARD OF DIRECTORS

    All ongoing and any future transactions with affiliates of the Company, if any, will be on terms believed by the Company to be no less favorable than are available from unaffiliated third parties and will be approved by a majority of disinterested directors.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and The Nasdaq Stock Market, Inc. Based solely on a review of the copies of reports furnished to the Company and written representations from the Company's executive officers, directors and persons who beneficially own more than 10% of the Company's equity securities, the Company believes that, during fiscal year 1999, all filing requirements applicable to its officers, directors and ten percent beneficial owners were met.